# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MakeMyTrip Ltd, CIK 0001495153
CUSIP: V5633W109
Title of class of securities: Ordinary shares of $0.0005 each
Address of issuer's principal executive offices: 19TH Floor, Building No.5, DLF Cyber City, Gurugram, India (K7), 122002
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-023372
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 7,374,662; shared voting power 1,615,227; sole dispositive power 7,374,662; shared dispositive power 1,615,227; aggregate amount beneficially owned 8,989,889 (10.01% of the class)
  Comment: The percentage presented herein is calculated based on 89,851,697 shares of Ordinary Shares outstanding. This calculation is derived from information provided in Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 2, 2025.

## Item 1. Issuer
Name of issuer: MakeMyTrip Ltd
Address of issuer's principal executive offices: 19TH Floor, Building No.5, DLF Cyber City, Gurugram, India, 122002

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
8,989,889 (1), (2)

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 7,374,662 securities beneficially owned by it. GIC shares power to vote and dispose of 1,615,227 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) GIC disclaims membership in a group.
Percent of class:
10.01% (3)

(3) The percentage presented herein is calculated based on 89,851,697 shares of Ordinary Shares outstanding. This calculation is derived from information provided in Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 2, 2025.
Sole power to vote or to direct the vote: 7,374,662 (1), (2)
Shared power to vote or to direct the vote: 1,615,227 (1), (2)
Sole power to dispose or to direct the disposition: 7,374,662 (1), (2)
Shared power to dispose or to direct the disposition: 1,615,227 (1), (2)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (12/10/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (12/10/2025)